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                 June 20, 2024

       Cassio Bobsin
       Chief Executive Officer
       Zenvia Inc.
       Avenida Paulista, 2300, 18th Floor
       S  o Paulo, S  o Paulo, CEP 01310-300
       Brazil

                                                        Re: Zenvia Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 18, 2024
                                                            File No. 333-280284

       Dear Cassio Bobsin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Paulo Cardoso